Filed by Kinder Morgan, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934.

Subject Company: El Paso Corporation

Commission File No.: 001-14365

Commission File No. for Registration Statement

on Form S-4: 333-177895

DAVID KINDER

Vice President Corporate Development & Treasurer

Moderator

Okay. Our next presenter is Kinder Morgan Energy Partners, which has never been shy to blockbuster transactions. The proposed $38 billion purchase of El Paso will make Kinder Morgan the largest in the space with coast to coast natural gas transportation capabilities. This will complement its extensive services in refined product pipelines, terminals, and CO2 assets. We welcome David Kinder, Treasurer and head of Corporate Finance and Peter Staples, head of Investor Relations.

David Kinder, Vice President Corporate Development & Treasurer

Thanks for the introduction, Rob. Like you said, it’s been a pretty quiet year so far at Kinder Morgan, not much happening in that regard. So, I appreciate y’all’s time today to hear a little bit about the story. We have a couple slides on El Paso at the end of the presentation, just an update around timing and so forth. I am limited on what I can respond to in that regard. So, for Q&A later and so forth, I’m just warning you upfront on that. But if you look at Kinder Morgan overall, obviously we’ve got three ways to own the company and we’ve outlined those on this page here. KMP, KMR, as well as KMI, if you look at Kinder Morgan Energy Partners overall, we’ve got an enterprise value now of about $38 billion. At KMI, we have an enterprise value of about $25 billion. Our targeted distribution for 2011 is $4.60. We gave guidance just a couple of weeks ago concerning 2012 for our budgeted distribution for KMP is $4.98. If you look at it overall from KMI’s perspective, our dividend per share is estimated to be $1.19 in 2011 and total dividends for 2011 are estimated to be $842 million.

There’s been some questions overall just on the ownership structure of KMI that’s outlined and updated at the bottom of the page there. The management team, in particular, Rich Kinder owns 39 percent of the company. The sponsors own 45 percent and the public floats about 16 percent. Rich is the largest shareholder in the company.

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It’s never sold a share of any of the KMP, KMR, or KMI investments in that regard. If you turn the page – if it’ll work. Uh-oh. Yeah, there it is. On the – on KMR, we’ve got a slide here just giving a little more color on KMR given some of the questions about the security. Basically, KMR is KMP. The difference between the two entities is the distributions that are paid out on KMR are paid in the form of incremental shares versus KMP, where there’s cash distribution. It’s very simple from a tax perspective. You don’t get a K-1. You don’t have other issues from UBTI issues like you would holding a unit in KMP. KMR is a significant entity. We’ve heard that question in the past: Well, what about its daily liquidity and the size of it? Overall KMR is a $7 billion entity with public flow as far as on a daily liquidity basis is about $20 million. Certainly the management team, when you look at our historical purchases when we’ve acquired interest in the partnership has been in KMR overall. So, we are a big believer in the security. It does tie in overall with some of our strategy around the El Paso acquisition and with some of the drop downs that we have contemplated in the future, should that merger go forward in that regard.

If you look going forward, the strategy’s been the same. For those of you that have covered us for a while, you’ve seen this slide probably since ‘99 when we had our first analyst conference. The strategy’s been the same since the inception of the company. We’re going to focus on stable fee based assets that are core to the U.S. energy infrastructure. If you look at it, we do a pretty good job of controlling costs. You’re not going to see our name on the side of the stadium. You’re not going to see sports tickets. You’re not going to see us flying in on a private jet. We feel the money that is generated in this business is the shareholders’ money and that’s the way we treat it. It’s not management’s piggy bank to play with in that regard.

Overall, we’ve done a good job at leveraging our footprint. Historically, we’ve had about $11 1/2 billion in acquisitions and had about $13 billion in expansion projects overall. At the same time, we’ve maintained a strong balance sheet. We’ve had overall capital markets activity of about $24 billion since the inception of the company. And last but certainly not least, we try our very best to keep it simple with our strategy and plan to do that going forward. You know, the maps outlined on page 8, this does not include anything from the El Paso map. You will see as we get to the back of the presentation, there’s a map that’s pro forma that shows how those assets overlay with the other assets

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of Kinder Morgan. But if you look at it, we’re the largest independent transporter of refined products in the United States. We move nearly two million barrels a day through our system. We’re the second largest transporter of natural gas in the United States right now. Those assets are outlined in red and green on the map. And our refined product system, I should have said, is outlined in the dark blue on the map.

We’re the largest transporter of CO2 in the United States. You know, what’s this CO2 used for? It’s used for tertiary recovery of oil. CO2, we have two main divisions. We have a source and transport division. That’s simply our pipeline business where we’re moving CO2 out of southwest Colorado into the Permian Basin. We supply our own production fields, but we also supply third-party fields in that regard. We’re the largest independent terminal operator in the United States. You can see those outlined in triangles on the map there, again with a very large presence in bulk handling as well as refined products and chemical and other liquids handling.

And finally, we’re the only pipeline system that services crude oil coming out of the oil sands into the northwest coast. This is called our Trans Mountain Pipeline System. It’s about a 300,000 barrel a day pipeline system. It is one we’re going through an open season on right now to look at potentially expanding that pipeline to take into account some of the growth that we’re seeing from our customer base out of the oil sands.

You know, certainly the past is – I can’t guarantee what the future’s going to be by looking at the past, but we’ve had a pretty good track record. Overall, our distributions have grown at a compounded annual growth rate of 40 percent on the LP side. That compounded annual growth rate’s been 14 percent. If you look at our net debt to EBITDA, it’s estimated to be 3.7 times at the end of 2011. That’s the primary metric we use when looking at the overall credit of Kinder Morgan Energy Partners as well as KMI. I think as you look forward, we would anticipate that that continues to decline. You’ve seen a trend of that starting to decline and we certainly are targeting towards that continuing to improve in the coming years. If you also look at the returns, at KMP and KMR, we stack up pretty favorably compared to all the major indexes out there, whether it be the S&P, the Alerian or the REIT and utility index. You’ll see at the bottom end of this chart we’ve outlined that for you just on how the returns look on a one year, two year, three year, five year basis so that you can do your own comparison in that.

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We’re pretty transparent. As I mentioned earlier, we generally give guidance in the November/December timeframe about what we feel we’re going to do the following year. We then have an analyst conference in January and that is scheduled towards the end of January of each year where we go through in a lot of detail, some might say maybe a little too much detail at times, but where you can see everything in our budget, where you can meet the business unit president, talk to the entire management team and really hear a lot about the company. And what we do on a quarterly basis is since we’ve outlined our budget and posted it on our website as we compare to how we’re doing, we’ve had a pretty good track record of hitting the targets we’ve laid out at KMP with the one exception on an LP basis, we missed our distribution back in 2006. We’re expecting to grow from 313 to 328 in that year and we just grew to $3.26 overall, but outside of that we’ve had a good track record of hitting our target.

As I mentioned earlier, this is the guidance that we gave just a couple of weeks ago. If you look at KMP, in the 2012 budget, we’re estimating for our LP distributions to have a $4.98 per unit LP distribution. That’s a little over 8 percent growth when you compare it to 2011. Segment EBITDA will be approximately $4.4 billion. This does assume a WTI crude price of $93.75 on our unhedged barrels in our CO2 unit. Overall, the sensitivity in our CO2 unit – we get that question a lot – is for every dollar move in crude, it’s about $6 million of distributable cash flow. So, if crude price moves up or down by $5, that’s about $30 million of DCF impact again, positive or negative, depending on how crude shifts on that roughly $4.4 billion base of segment EBITDA. Growth CAPX for 2012 – and again, this excludes anything associated with the potential El Paso acquisition is $1.7 billion. We will generate from an equity perspective almost a half a billion dollars from KMR. So, the rest of that will be provided obviously with equity on the KMP side as well as with debt. Our general capital structure is roughly 50 percent equity, 50 percent debt as far as how we finance CAPX as well as acquisitions.

On the KMI side, it’s $1.35 per share is the dividend estimate that we have in for our budget. Overall, again, that’s about a 13 percent growth rate and it excludes anything from the El Paso acquisition. KMP – you’ve seen this chart before. Overall, again when you look at 2011, the segment EBITDA was budgeted to be approximately 3.8 billion. That same number for next year will be nearly $4.4 billion in 2012. About 28 percent of

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it comes from our natural gas group, 19 percent from our products pipeline, 5 percent from Kinder Morgan Canada, which again is our crude systems coming out to service the West Coast as well as the pipeline system that we have that comes down in the Midwest. Nineteen percent from our Terminals Division and then finally twenty-nine percent in the CO2 Division. If you look at it, we have updated on this slide our hedge portfolio. We do have a very active hedging portfolio within our CO2 Division. This is the hedge of the crude oil production that comes out of that unit. We’re about 72 percent hedged at a $90 price in 2012. I think you will see us continuing to layer on hedges not only in that time period, but in the coming years as well just as we have historically done. And we have hedges that go all the way out to 2015 where approximately 11 percent of the production is hedged at a $99 price.

In 2011, our total CAPX is estimated to be $2.6 billion. In looking at this at the start of the year, our budget was a billion and a half dollars. So, when you look at incremental expansion projects as well as an acquisition that we made earlier in the year from Petro Hawk at the time of some of their gathering assets that they owned in the Haynesville as well as the Eagle Ford, it totals out to about $2.6 billion. We’ve raised through the third quarter about a billion three of equity. So, we’ve already financed at least half of this with equity in that regard. So, that’s already been raised through the year – or for the year through the third quarter.

You know, how are we going to grow going forward? And this again is excluding anything from the El Paso acquisition itself. We’ve outlined our four segments or four main areas within our segments that we plan to hit upon and then the estimated investment amount that you could see in the next three to five years from those investment opportunities. We’re not saying we’re gonna get all these opportunities. What we are saying is we’re chasing all these and we have a pretty good track record of getting our fair share of these. I think if you look at it in the natural gas area/liquids area, what we have seen within at least our business is the ability to convert certain pieces of pipeline assets such in our natural gas area to condensate service or the NGL service or crude service. A good example of that would be in the Eagle Ford, where we’re converting a pipeline system that was a part of our Kinder Morgan Texas asset base from natural gas in the condensate. We signed a long-term contract with Petro Hawk, now BHP, to underwrite the expansion of that $220 million project. I think you’ll continue to see us looking at opportunities such as that. In addition, just for additional step out and build outs for our existing pipeline.

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In the terminals area, our focus has been on coal exports. We’ve seen very much a trend, in particular, on the producer area to export coal largely going into Asia. We have signed up three new agreements just in the last – within the last few months here, primarily in our Gulf Coast terminals, which would be in New Orleans as well as within Houston. I think you’ll continue to see us looking for opportunities to expand upon that and have more growth on the export side.

In the CO2 area, a continued need for incremental CO2 supply up and above what we’ve got right now. So, we are focused on looking at expansions of the CO2 source as well as pipeline base. That estimate could be anywhere from a half-billion dollars to a billion-three to, again, move incremental amounts of CO2 out and into the Permian Basin for third parties.

Finally, in Kinder Morgan Canada, the big opportunity there is on our Kinder Morgan Canada Trans Mountain Pipeline, where we’re going through an open season. We should know in January kind of where that shakes out on the open season and that could be, again, anywhere from a billion and a-half to a four-billion dollar project, given the way that we’re looking at that expansion and the ability to expand it in stages.

You know, this just outlines our growth CapEx, roughly 22 billion invested over time, 2.6 billion is what’s estimated for 2011. You can see the largest amount of that’s been invested in our natural gas pipeline segment where we’ve invested about nine billion dollars, followed by products pipelines in our terminal segment, a little over four billion for each of those.

You know, there’s always a lot of questions on the returns on capital. When we laid this out in our analyst conference where we tracked each of our segments and see from return on investment perspective how are they doing. I think the way you should think about our business is we typically are targeting unlevered returns from the low to mid-teens on all of our segments with the exception of our CO2 segment. In the CO2 segment when we’re looking at a producing asset, we’re looking for an unlevered return north of 20 percent. So, that’s how our targets are. You can see historically, if you look at CO2, it’s done much better than 20 percent. You can see in our other segments, they bounce around with each year but again, a very good track record of hitting these return thresholds that we are – that we’re targeting towards.

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You know, in – on page 19, our EBITDA at the end of the third quarter was 3.6 times, you know, with triple B, triple B, BAA2, from a revolver capacity perspective, we’ve got about a billion six as of the end of the third quarter and then if you look at our long-term maturities, we have two maturities in 2012, one of those is in March of 2012 and the other is in September. Overall, we feel this maturity schedule’s very manageable in that regard and will continue to focus on the credit of the company. You know, distribution growth. Obviously, we’re focused on it. We’ve got a pretty good track record of delivering on it. If you look at 2012 versus ‘11, again, growth target wise there, we’re targeting towards being a little over 8 percent compared to 2011.

KMI. And this is the current chart for KMI prior to anything on the El Paso side. We’re – you know, we see ourselves definitely as a – pretty much a pure play general partner and that’s what we’d like to get back to as well, even after the El Paso acquisition. About 98 percent of the cash flow comes from Kinder Morgan Energy Partners. When you look at KMI, about 2 percent comes from NGPL. Overall, 86 percent of that cash flow is coming up through the GP interest and 12 percent from our limited partner interest. Our budgeted cash receipts for 2011 was $1.36 billion, overall which comes out to be about $820 million in dividends, which again was our budgeted amount for 2011. If you look at our liquidity summary, you know, net debt to distribution less G&A about 2.4 times as of the end of the third quarter. BA1, BB, BB+ are the ratings of KMI. We have one maturity in 2012, which we would anticipate rolling and extending in that regard. It’s for a little over $800 million and then we have approximately 600 million of liquidity under our facility available to us as of the end of the third quarter.

KMI certainly is driven by KMP. There’s no secret there in that regard. If you look at the distributions received by KMI since when we took the company over in 1996, it’s grown from about $3 million to little over $1.3 billion is what’s anticipated in 2011. So, substantial cash flow growth with minimal CapEx expenditures up at the KMI level. At the same time we’ve maintained a strong balance sheet.

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What are the risk in a business? When you think about KMP and just overall Kinder Morgan, there’s kind of five to six main buckets. Obviously, regulatory risks, our products pipelines as well as some of our natural gas pipelines are regulated by the FERC. There’s always going to be regulatory risks, with rate cases associated with that. Crude oil volume as well as crude oil price risks, we do a pretty good job, I think in hedging out that crude oil price risk, but there’s still some volatility associated with that business, where there’s certain aspects, in particular, in our terminals business that are more sensitive to the economy. A good example of that would be in our steel handling terminals where we handle steel coils and so forth and then environmental tariffs and interest rates, about half of our debts floating rate in nature so that you can see that sensitivity for every hundred basis points in movement in floating rates, about $60 million.

You’re gonna make your own decision around whether this is an attractive value proposition or not, but again, I would say we’ve got a good track record of delivering. We’ve got a good management team, I think, an unparalleled asset base. You know, from an El Paso perspective, this is the map that takes all of El Paso’s map assets and overlays them with the Kinder Morgan – Kinder Morgan assets. From a timetable perspective, you know, we are – I don’t think there’s any secret, El Paso obviously owns an E&P company. Our plan is to divest with the assets within the E&P company. So that process is underway. We’re also working on the integration right now of the assets to a certain extent and Steve King, our Chief Operating Officer, is heading up that effort. We would expect first quarter 2012 shareholder vote. There’s an El Paso vote required as well as a KMI vote. Our registration statement has been filed with the SEC and we’re still targeting towards a closing in the second quarter of 2012.

And that is it.

Question/Answer Segment

Q:

Hi, David. Thank you so much for your presentation, and as a shareholder (inaudible) since the IP over KMI (inaudible). First question: I don’t understand why people won’t buy the KMR instead of the KMP, you know, the spread to 7  1/2 points, correct? A few weeks ago it was nine and ten. Maybe you want to address the I-share. Maybe you should do a secondary to get more of the I-share to get more interest, but I’ve owned – I mean, I wouldn’t buy the one that’s 7  1/2 , $9 cheaper – it’s a catching thing and you get better tax breaks with the I-share. So, maybe you should try to educate the people here for that.

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But I also on the El Paso, the EPB, the main focus is if and when you acquire the El Paso – El Paso owns 40 percent of EPB, okay. KMI owns a little more than double digits of the KMP and the KMR. Your incentive fees on the KMR is more like 40, 45 percent with El Paso ‘cause it’s relatively new – the IPO was about three years ago. The incentive piece for the parent, which you could become is currently maybe 15, 20 percent. So, when you do the drop downs from the El Paso, there’s financial benefit to give things for the KMP. There’s also – I think it’s 40 percent of – or you will own 40 percent of the EPB. So, can you kind of tell me what you’re thinking? You know, obviously, there’s gonna be drop downs. You’ve also in other meetings said that you’re gonna grow the El Paso distribution by 9 percent. Previous other analysts have seen El Paso growing at maybe 10, 11, 12 percent. So, could you address those issues?

A:	Yeah. I mean, I think, again, there’s only a certain amount I can say in that regard as we – as we mentioned at the time of the announcement. We obviously should it go forward, we look to utilize KMP. We look to utilize EPB in that regard from a drop down perspective. As far as the exact assets that would be moved and so forth, we don’t have all that laid out in that regard, but I think we see trying to get back to a pure play general partner, you know, by the 2015 time period is what we’re targeting towards and in that regard, we view and certainly want to utilize both entities in that for that. So, as far as what the exact growth rates are going to be, we have outlined some stuff earlier in that regard, but the exact assets and how it’s going to move, which ones will be down there, that’s not something we’re, you know, we’ve given any color on up to now and don’t intend to at this time, just given – given where we are with the overall transaction.

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Q:	We may have time just for one more question. Obviously, El Paso’s a big bet on natural gas. If you could just opine on Kinder Morgan’s just general view of how natural gas will play out for the energy – for U.S. energy infrastructure in the future?

A:	Yeah, I mean I think overall like you said, we are making a bet on natural gas. We recognize prices are low and I think overall we can see that continuing for a while here. Our view is to satisfy a lot of demands, in particular, coal conversions to natural gas, increased use of natural gas, Southeast, you know, East Coast and all the developing shale plays that infrastructure’s gonna be required. El Paso, obviously, has a good footprint. We feel we have a good footprint. So, we feel long-term there’s gonna be continued need for this and it’s a cheap, abundant domestic resource in that regard. So, it is a bet that we’re making but we feel comfortable with that and feel like the types of assets they own and a lot of those assets are in new areas for us that we currently don’t have any, you know, really – really any overlap. That’s gonna help us to capture those opportunities (inaudible).

Q:	Thank you very much, Dave.

(Presentation Concludes)

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Kinder Morgan, Inc. (“KMI”) has filed with the SEC a Registration Statement on Form S-4 in connection with the proposed transaction including a preliminary Information Statement/Prospectus of KMI and a preliminary Proxy Statement of El Paso Corporation (“EP”). The Registration Statement has not yet become effective. Following the Registration Statement having been declared effective by the SEC, KMI and EP, plan to file with the SEC and mail to their respective stockholders a definitive Information Statement/Proxy Statement/Prospectus in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PRELIMINARY INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED BY KMI OR EP, INCLUDING THE DEFINITIVE INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the Registration Statement and the preliminary Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov or by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following:

	Kinder Morgan, Inc.	El Paso Corporation
Address:	500 Dallas Street, Suite 1000	1001 Louisiana Street
	Houston, Texas 77002	Houston, Texas 77002
	Attention: Investor Relations	Attention: Investor Relations
Phone:	(713) 369-9490	(713) 420-5855
Email:	kmp_ir@kindermorgan.com	investorrelations@elpaso.com

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This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

KMI and EP, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement. Information regarding KMI’s directors and executive officers is contained in KMI’s Form 10-K for the year ended December 31, 2010, which has been filed with the SEC. Information regarding EP’s directors and executive officers is contained in EP’s Form 10-K for the year ended December 31, 2010, and its proxy statement dated March 29, 2011, which are filed with the SEC. A more complete description will be available in the Registration Statement and the Information Statement/Proxy Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory, shareholder approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms committed; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10-K for the year ended December 31, 2010, and their most recent quarterly reports filed with the SEC. KMI and EP disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

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